UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69207 / March 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15201

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In the Matter of

ADVANCE NANOTECH, INC.,	:	
ANTS SOFTWARE, INC.,	:	ORDER MAKING FINDINGS AND
BEAUTY BRANDS GROUP, INC.,	:	REVOKING REGISTRATIONS BY
CHOCOLATE CANDY CREATIONS, INC.,	:	DEFAULT AS TO THREE
CRYSTALLEX INTERNATIONAL CORP.,	:	RESPONDENTS
DERMAXAR, INC.,	:	
E-SIM, LTD., and	:	
ECOREADY CORP.	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on February 6, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Advance Nanotech, Inc. (Advance Nanotech), Chocolate Candy Creations, Inc. (Chocolate Candy Creations), and Dermaxar, Inc. (Dermaxar), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by February 14, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Answers were due ten days after service of the OIP. OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On March 5, 2013, Respondents were ordered to show cause, by March 15, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause. No Respondent attended the telephonic prehearing conference held on March 11, 2013.

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[1] The proceeding has ended as to Respondents ANTS Software, Inc., and Beauty Brands Group, Inc. See Advance Nanotech, Inc., Exchange Act Release Nos. 68968, 69097 (Feb. 22 & Mar. 11, 2013). Respondent e-SIM, Ltd., has not been served with the OIP and remains in the proceeding. Respondents Crystallex International Corp. and EcoReady Corp. appeared at the March 11, 2013, prehearing conference, at which time a briefing schedule for motions for summary disposition was set.

Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Advance Nanotech (Central Index Key (CIK) No. 354699) is a void Delaware corporation located in Montebello, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advance Nanotech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $565,000 for the prior six months. As of February 1, 2013, the company's stock (symbol "AVNA") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Chocolate Candy Creations (CIK No. 1431938) is a Delaware corporation located in Port Washington, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chocolate Candy Creations is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $14,000. As of February 1, 2013, the company's stock (symbol "CCYS") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Dermaxar (CIK No. 1125918) is a revoked Nevada corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dermaxar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2010, which reported a net loss of over $945,000 for the prior six months. As of February 1, 2013, the company's stock (symbol "DRMX") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Advance Nanotech, Inc., Chocolate Candy Creations, Inc., and Dermaxar, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge